SEC
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FEB 2 7 2013

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SECURI 13012525 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33854 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Second Floor – 8525 East Orchard Road
(No. and Street)

| Greenwood Village | Colorado | 80111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Ramos (303) 737-0418
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| Suite 3600 – 555 Seventeenth Street | Denver | Colorado | 80302-3942 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Mary C. Maiers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AMY THROLSON
NOTARY PUBLIC
STATE OF COLORADO
20124034355
Commission expires 6/1/16

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1 An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

# GWFS Equities, Inc.
# (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

*(SEC I.D. No. 8-33854)*
*Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2012 and Independent Auditors' Report and Supplemental Report on Internal Control*
*Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT*

# *GWFS Equities, Inc.*
# *(a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)*

*(SEC I.D. No. 8-33854)*
*Financial Statements and Supplemental Schedules*
*as of and for the Year Ended December 31, 2012 and*
*Independent Auditors' Report and Supplemental*
*Report on Internal Control*
*Filed Pursuant to Rule 17a-5(e)(3)*
*as a PUBLIC DOCUMENT*

## GWFS EQUITIES, INC.

**TABLE OF CONTENTS**

# Deloitte.

**Deloitte & Touche LLP**
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado

We have audited the accompanying financial statements of GWFS Equities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWFS Equities, Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Emphasis-of-Matter

As discussed in Note 3, to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

## Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2013

# GWFS Equities, Inc.
**(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)**
**Statement of Financial Condition**
**December 31, 2012**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,917,728 |
| Cash segregated under federal regulations | | 887,403 |
| Short-term investments, available-for-sale (cost $15,400,289) | | 15,400,289 |
| Administration fees receivable | | 42,413,130 |
| Income taxes receivable from affiliates | | 50,661 |
| Other assets | | 20,051 |
| **Total assets** | $ | 61,689,262 |
| **Liabilities and stockholder's equity** | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 949,404 |
| Line of credit - affiliates | | 12,000,000 |
| Due to affiliates | | 35,053,908 |
| Total liabilities | | 48,003,312 |
| **Commitments and contingencies** | | |
| **Stockholder's equity:** | | |
| Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding | | 2,200,000 |
| Additional paid-in capital | | 11,321,998 |
| Retained earnings | | 163,952 |
| Total stockholder's equity | | 13,685,950 |
| **Total liabilities and stockholder's equity** | $ | 61,689,262 |

See notes to financial statements.

# GWFS Equities, Inc.
**(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)**
**Statement of Operations**
**Year Ended December 31, 2012**

| | | |
|---|---|---|
| **Revenues:** | | |
| Administration fees | $ | 254,574,831 |
| Investment income | | 14,541 |
| Total revenues | | 254,589,372 |
| **Expenses:** | | |
| Service level agreement expenses | | 254,574,831 |
| General and administrative expenses | | 103,712 |
| Total expenses | | 254,678,543 |
| **Loss before income taxes** | | (89,171) |
| Income tax benefit | | (29,776) |
| **Net loss** | $ | (59,395) |

See notes to financial statements.

# GWFS Equities, Inc.
**(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2012**

| | Common stock | | Additional paid-In capital | Retained earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balances, January 1, 2012** | 4,000 | $ 2,200,000 | $ 11,262,603 | $ 223,347 | $ 13,685,950 |
| Net loss | | | | (59,395) | (59,395) |
| Capital contribution | | | 59,395 | | 59,395 |
| **Balances, December 31, 2012** | 4,000 | $ 2,200,000 | $ 11,321,998 | $ 163,952 | $ 13,685,950 |

See notes to financial statements.

**GWFS Equities, Inc.**
**(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)**
**Statement of Cash Flows**
**Year Ended December 31, 2012**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (59,395) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Cash segregated under federal regulation | | (887,403) |
| Administration fees receivable | | (4,946,520) |
| Income taxes receivable from affiliates | | (50,661) |
| Other assets | | (51) |
| Accounts payable and accrued expenses | | 889,105 |
| Due to affiliates | | 7,350,299 |
| Net cash provided by operating activities | | 2,295,374 |
| **Cash flows from investing activities:** | | |
| Net change in short-term investments | | (14,490) |
| Net cash used in investing activities | | (14,490) |
| **Cash flows from financing activities:** | | |
| Payment of line of credit - affiliate | | (12,000,000) |
| Proceeds of line of credit - affiliate | | 12,000,000 |
| Capital contribution | | 59,395 |
| Net cash provided by financing activities | | 59,395 |
| Net increase in cash | | 2,340,279 |
| Cash, beginning of year | | 577,449 |
| Cash, end of year | $ | 2,917,728 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for: | | |
| Interest | | 61,250 |

See notes to financial statements.

## 1. Organization and Significant Accounting Policies

**Organization** - GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). GWL&A is a direct wholly-owned subsidiary of GWL&A Financial, Inc. ("GWL&A Financial"), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. Inc. ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco").

The Company acts as a non-clearing broker/dealer and is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

**Use of estimates** - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Summary of significant accounting policies**

**Cash** - Cash includes only amounts in demand deposit accounts.

**Cash segregated under federal regulations** - At December 31, 2012, the Company had on deposit $887,403 in an account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

**Short-term investments** - Short-term investments include securities purchased with initial maturities of one year or less and are carried at fair value which is approximated from amortized cost. The Company classifies its short-term investments as available-for-sale.

**Administration fees receivable** - Administration fees receivable include earned mutual fund service fees and fees for other asset-based financial services that were provided to individual and institutional clients by the Company on behalf of the funds.

**Fair value** - Certain assets are recorded at fair value on the Company's statement of financial condition. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access. Financial assets utilizing Level 1 inputs include short-term money market funds.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets, and inputs other than quoted prices that are observable for the asset, such as

interest rates and yield curves that are observable at commonly quoted intervals. Additional inputs utilized for assets classified as Level 2 are:

- Short-term investments - valued based on amortized cost.

- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets and liabilities are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable. All transfers between levels are recognized at the beginning of the reporting period in which the transfer occurred.

The policies and procedures utilized to review, account for and report on the value and level of the Company's securities were determined and implemented by the Finance division. The Investments division is responsible for the processes related to security purchases and sales and provides valuation and leveling input to the Finance division when necessary. Both divisions within the Company have worked in conjunction to establish thorough pricing, review, approval, accounting and reporting policies and procedures around the securities valuation process.

**Due to affiliates** - Due to affiliates represent non-interest bearing amounts which are limited to proceeds of fees collected and due upon receipt of such fees.

**Line of credit - affiliate** - The Company has a line of credit with FASCore, LLC ("FASCore"), a subsidiary of GWL&A.

**Administration fees** - Administration fees include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients by the Company on behalf of the funds. The Company earns mutual fund services fees for shareholder and administration services based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

**Income taxes** - The Company is included in a consolidated income tax return filed by Lifeco U.S. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets

will not be realized. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

Due to the service level and administrative service agreements with its affiliated entities, the Company will have taxable losses in all future periods until such time that those agreements are amended. Management believes that it is more likely than not that the benefit from federal net operating loss ("NOL") carryforwards will not be realized. In recognition of this risk, the Company provided a valuation allowance of $52,026 on the deferred tax assets relating to these NOL carryforwards. If the Company's assumptions change and it determines that it will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense.

Within the Lifeco U.S. filing group are life insurance companies ("Life Sub-group") who form a life subgroup under the consolidated return regulations as well as non-life companies ("Non-life Subgroup") including the Company. The consolidated tax regulations determine whether the taxable income or losses of the Non-life Subgroup may offset or be offset with the taxable income or losses of other non-life entities or the Life Subgroup.

The Company is included in a Form 10-K which is filed by its parent company, GWL&A, and includes its subsidiaries ("10K Group"). For financial reporting purposes, the 10K Group accounts for income taxes based on the separate return method. Under this method, current and deferred income tax expense or benefit for the period is determined as a separate group on a standalone basis. The Non-life Subgroup accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis. However, the Company also considers taxable income or losses from other members of the Non-life Subgroup in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the US consolidated group is subject to a written agreement ("Tax Sharing Agreement") approved by the Board of Directors, whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the Non-life Subgroup which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required. As such, the Company is recognizing a current tax benefit for the use of the net operating loss generation despite having a full valuation allowance on current and prior year unused losses.

## 2. Fair Value Measurements

***Recurring fair value measurements***

The following table presents the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category as of December 31, 2012:

| | Assets measured at fair value on a recurring basis December 31, 2012 | | | |
|---|---|---|---|---|
| Assets | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
| Short-term investments, available-for-sale | $ 1,981 | $ 15,398,308 | $ - | $ 15,400,289 |

***Short-term investments***

The amortized cost of short-term investments is a reasonable estimate of fair value due to their short-term nature and high credit quality of the issuer.

3. **Related Party Transactions**

Service level agreement expenses represent the administration fees earned by the Company for shareholder and administration services provided by the Company on behalf of the funds that are passed through to certain affiliates for developing, negotiating, and completing contracts.

In addition, the Company has an administrative services agreement with GWL&A whereby GWL&A reimburses the Company for general and administrative expenses and interest expense incurred. During 2012, GWL&A provided a capital contribution of $59,395 to the Company for direct costs incurred by the Company in excess of investment income and income tax benefit received in accordance with the administrative services agreement. Additionally, in accordance with the administrative services agreement, GWL&A incurred $8.4 million in general expenses on behalf of the Company, primarily salaries and benefits, investment expenses, and legal fees.

The Company provided shareholder services to Great-West Funds, Inc. ("Great-West Funds") (formerly known as Maxim Funds), an affiliated entity. The Company earned revenues of $2,415,355 from Great-West Funds for the year ended December 31, 2012 and were recorded within administration fees. At December 31, 2012, the Company had an outstanding accounts receivable balance from Great-West Funds for $261,392.

The Company provided shareholder services to Putnam Investments, LLC ("Putnam"), an affiliated entity. The Company earned revenues of $3,228,080 from Putnam for the year ended December 31, 2012 and were recorded within administration fees. At December 31, 2012, the Company had an outstanding accounts receivable balance from Putnam for $715,031.

Accordingly, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

On December 27, 2010, the Company and FASCore, entered into a credit agreement whereby FASCore agreed to advance the Company an amount up to $35,000,000. The interest rate for this agreement is Bank of New York Mellon's Prime Rate plus 2%, which was 5.25% at December 31, 2012, and the maturity date is December 31, 2013. At December 31, 2012, the amount outstanding related to this agreement was $12,000,000. The outstanding line of credit and accrued interest was paid off by January 17, 2013. The average daily balance of the letter of credit during the year ended December 31, 2012 was $1,213,115, as the Company had an outstanding amount of $12,000,000 from the period of January 1, 2012 to February 3, 2012 and December 28, 2012 to December 31, 2012.

4. **Income Taxes**

The benefit for income taxes is comprised of the following for the year ending December 31, 2012:

| | | |
|---|---|---|
| Current | $ | (29,776) |
| Deferred | | - |
| Total income tax benefit | $ | (29,776) |

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2012:

| | |
|---|---|
| Statutory federal income tax rate | 35.0% |
| Income tax effect of: | |
| State income taxes net of federal benefit | 2.8% |
| Valuation allowance | (25.7%) |
| Reimbursement of prior year tax benefit | 21.3% |
| Effective federal income tax rate | 33.4% |

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2012 are as follows:

| | | Deferred tax asset |
|---|---|---|
| Net operating loss carryfoward | $ | 52,026 |
| Less: valuation allowance | | (52,026) |
| Total net deferred taxes | $ | - |

The Company files tax returns in the US federal jurisdiction, as part of the Lifeco U.S. and subsidiaries consolidated return, and with various states. With few exceptions, the Lifeco U.S. and subsidiaries consolidated federal tax return is no longer subject to U.S. federal income tax examinations by tax authorities for years 2007 and prior. Tax years 2008, 2009, 2010 and 2011 are open to federal examination by the I.R.S. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state or local audits.

5. **Major Customer**

The Company has one non-affiliated major customer that accounted for 26% of its total revenues for the year ended December 31, 2012.

6. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and the rule prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement. At December 31, 2012, the

Company had net capital of $13,491,099 which was $10,290,877 in excess of its required net capital of $3,200,222. Aggregate indebtedness at December 31, 2012 was $48,003,312 and the ratio of aggregate indebtedness to net capital was 3.56 to 1.

## 7. Commitments and Contingencies

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters, may result in a material impact on the Company's financial position, results of operations or cash flows. As of December 31, 2012, management is not aware of any pending or threatened litigation against the Company.

## 8. Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through February 25, 2013, the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

## GWFS EQUITIES, INC.
**(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)**
**Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1**
**Under the Securities Exchange Act of 1934**
**December 31, 2012**

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity | $ | 13,685,950 |
| Deduct stockholder's equity not allowable for net capital | | - |
| Total stockholder's equity qualified for net capital | $ | 13,685,950 |
| Deduct non-allowable assets | | (194,811) |
| Net capital before haircuts on securities positions (Tentative net capital) | $ | 13,491,139 |
| Deduct haircuts on securities | | (40) |
| Net capital | $ | 13,491,099 |
| Total aggregate indebtedness | | |
| Items included in statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 949,404 |
| Line of Credit - affiliates | | 12,000,000 |
| Due to affiliates | | 35,053,908 |
| Total aggregate indebtedness | $ | 48,003,312 |
| Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $25,000) | $ | 3,200,222 |
| Excess net capital | $ | 10,290,877 |
| Ratio of aggregate indebtedness to net capital | | 3.56:1 |

There were no differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2012, filed with the Financial Industry Regulatory Authority, Inc. on February 25, 2013, as amended.

# GWFS EQUITIES, INC.

**(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)**
**Computation of Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934**
**As of December 31, 2012**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

## GWFS EQUITIES, INC.

**(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)**
**Information Relating to the Possession or Control for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934**
**As of December 31, 2012**

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

**Deloitte & Touche LLP**
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 25, 2013

GWFS Equities, Inc.
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of GWFS Equities, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 25, 2013 and such report expressed an unqualified opinion on those financial statements and included an emphasis-of-matter paragraph regarding related party transactions), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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Deloitte Touche Tohmatsu Limited